EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2017 Third Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2017 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1

The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2

Of the eleven Directors of the Company, nine attended the Board Meeting. Chairman and Executive Director Yang Mingsheng, Executive Directors Lin Dairen and Xu Haifeng, Non-executive Directors Wang Sidong and Liu Huimin and Independent Non-executive Directors Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie attended the meeting. Executive Director Xu Hengping and Non-executive Director Yin Zhaojun could not attend the meeting due to other business, and gave written authorization to Executive Director Xu Haifeng and Non-executive Director Liu Huimin to act as proxy to attend and vote at the meeting, respectively.

1.3	The Company’s 2017 third quarter financial report is unaudited.

1.4

Mr. Yang Mingsheng, Chairman of the Company, Mr. Zhao Lijun, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Mr. Zheng Zhiwu, Head of the Accounting Department, confirm that the financial reports in this 2017 third quarter report are true, accurate and complete.

2.	The Company’s Fundamental Information

2.1	Major financial data

(Currency: RMB)

	As at 30 September 2017	As at 31 December 2016	Increase/(decrease) compared to 31 December 2016
Total assets (million)	2,868,525	2,696,951	6.4%
Total equity holders’ equity (million)	322,800	303,621	6.3%
Ordinary share holders’ equity per share (RMB per share)	11.14	10.47	6.5%

	For the nine months ended 30 September 2017	For the nine months ended 30 September 2016	Increase/(decrease) compared to the same period of 2016
Net cash flows from operating activities (million)	179,789	11,728	1433.0%
Net cash flows from operating activities per share (RMB per share)	6.36	0.41	1433.0%

	For the nine months ended 30 September 2017	For the nine months ended 30 September 2016	Increase/(decrease) compared to the same period of 2016
Operating income (million)	547,652	456,448	20.0%
Net profit attributable to equity holders of the Company (million)	26,825	13,528	98.3%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	26,902	13,641	97.2%
Earnings per share (basic and diluted) (RMB per share)	0.94	0.47	100.3%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.94	0.47	99.2%
Weighted average ROE (%)	8.68	4.29	An increase of 4.39 percentage points
Weighted average ROE after deducting non-recurring items (%)	8.70	4.33	An increase of 4.37 percentage points

Note:	The round-off factor of basic data has been taken into account when calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”.

In the first three quarters of 2017, facing the complicated external environment and fierce market competition, the Company adhered to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risk”, sped up its business development, promoted transformation and upgrade, guarded against risks and achieved good operating results. Firstly, the Company maintained a faster growth in its core insurance business. As at the end of the Reporting Period, the Company achieved revenues from insurance business1 of RMB449,992 million, an increase of 19.6% year-on-year, exceeding the total premium income of 2016, and maintaining its market share at the first place in the industry. In particular, first-year regular premiums exceeded RMB100 billion for the first time and amounted to RMB102,066 million, an increase of 19.1% year-on-year; first-year regular premiums with ten years or longer payment duration reached RMB57,480 million, an increase of 24.3% year-on-year; renewal premiums reached RMB245,752 million, an increase of 32.6% year-on-year. Secondly, the premium structure was further improved. In the first three quarters of 2017, the Company continued to accelerate the development of its regular premium business with increased contribution from first-year regular business and renewal business. The percentage of first-year regular premiums in first-year premiums of long-term insurance business was 61.84%, an increase of 7.30 percentage points year-on-year. In particular, the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 56.32%, an increase of 2.38 percentage points year-on-year. The percentage of renewal premiums in total premium income was 54.61%, an increase of 5.37 percentage points year-on-year. As at 30 September 2017, the surrender rate was 3.83%. Thirdly, the sales force expanded with enhanced quality. As at the end of the Reporting Period, the number of exclusive individual agents in the exclusive individual agent channel, sales representatives in the bancassurance channel and direct sales representatives in the group insurance channel reached 1.635 million, 0.289 million and 0.101 million, respectively. In addition, the Company constantly improved the quality of its sales force by putting greater efforts on the fundamental management and training for the sales force. During the Reporting Period, the average productive agents on a quarterly basis in the exclusive individual agent channel increased by 36.94% compared with the end of 2016; the average active insurance planners on a monthly basis in the bancassurance channel increased by 14.8% year-on-year. Fourthly, the Company constantly optimized its assets allocation with steady improvement in its operating results. The Company adhered to its prudent and value-oriented investment policies and increased allocation of long-term fixed income assets. The Company also optimized its equity position structure by seizing opportunities in the equity market, and actively engaged in alternative investment projects. As at the end of the Reporting Period, the Company’s investment assets were RMB2,593,289 million. Net investment yield2 was 4.99% and gross investment yield3 was 5.12%, which increased by 0.44 percentage point and 0.65 percentage point year-on-year, respectively. Operating results were steadily improved. During the Reporting Period, net profit attributable to equity holders of the Company was RMB26,825

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.
[2]

Net investment yield = {[(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2]/273}x365

[3]

Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/273}x365 million, an increase of 98.3% year-on-year. Finally, the Company continued to enhance its comprehensive strengths. As at the end of the Reporting Period, the total assets of the Company reached RMB2.87 trillion, an increase of 6.4% compared to the end of 2016, ranking first in the industry. The Company’s core solvency ratio and comprehensive solvency ratio reached 278.31% and 282.37%, respectively.

For the next stage, the Company will fulfill the annual targets set at the beginning of the year by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risk”, so as to have a successful wrap-up in 2017. Meanwhile, the Company will ensure the compliance with new regulatory requirements for the insurance industry, focus on transformation and upgrade, and take a scientific approach to devise a work plan for 2018. The Company will forge ahead with courage and persistent efforts, so as to achieve excellent results persistently.

Non-recurring Items and Amounts

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2017
Gains/(losses) on disposal of non-current assets	1	8
Government subsidies recognized in current gains/(losses)	2	14
Net non-operating income and expenses other than those mentioned above	(60)	(125)
Effect of income tax	14	26
Attributable to non-controlling interests	1	–

Total	(42)	(77)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2 Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of A shareholders: 127,624
Number of H shareholders: 29,245

	Particulars of the top ten shareholders				Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—

HKSCC Nominees Limited	Overseas legal person	25.89%	7,316,725,735	—	—

China Securities Finance Corporation Limited	State-owned legal person	1.87%	528,028,483	—	—

Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—

Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.20%	57,258,123	—	—

Hong Kong Securities Clearing Company Limited	Overseas legal person	0.10%	27,182,124	—	—

China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.05%	13,227,037	—	—

China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—

1.      HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders

2.      Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐  Applicable            ☒  Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☒  Applicable            ☐  Not applicable

(1)	Changes in key financial indicators and the reasons

RMB million

Key financial indicators	As at 30 September 2017	As at 31 December 2016	Increase/ (decrease)	Main reasons
Total assets	2,868,525	2,696,951	6.4%	Increase in insurance business and investment business
Total liabilities	2,541,463	2,389,303	6.4%	Increase in insurance reserves
Total equity holders’ equity	322,800	303,621	6.3%	The mixed impact of the comprehensive income and dividends paid during the Reporting Period

RMB million

Key financial indicators	For the nine months ended 30 September 2017	For the nine months ended 30 September 2016	Increase/ (decrease)	Main reasons
Operating profit	32,666	17,580	85.8%	An increase in investment income
Net profit attributable to equity holders of the Company	26,825	13,528	98.3%	An increase in investment income

(2)	Material changes in major accounting items and the reasons

RMB million

Key financial indicators	As at 30 September 2017	As at 31 December 2016	Increase/ (decrease)	Main reasons

Financial assets at fair value through profit or loss	140,103	209,126	-33.0%	A decrease in the scale of commercial papers in bonds at fair value through profit or loss

Premiums receivables	26,743	13,421	99.3%	Accumulation of renewal premiums

Loans	370,806	226,573	63.7%	An increase in the allocation of trust schemes in loans

Investment properties	2,374	1,191	99.3%	New investments in investment properties

Constructions in progress	19,595	10,548	85.8%	New investments in construction in progress

Unearned premium reserves	19,085	10,492	81.9%	Development of short-term insurance business and the variation of its business schedule

Bonds payable	10,000	37,998	-73.7%	Redemption of certain subordinated term debts

RMB million

Key financial indicators	For the nine months ended 30 September 2017	For the nine months ended 30 September 2016	Increase/ (decrease)	Main reasons

Fair value gains/(losses)	4,557	(1,491)	N/A	Fluctuation of the market value of the financial assets at fair value through profit or loss

Surrenders	85,651	63,384	35.1%	An increase in the surrender of certain bancassurance products

Policyholder dividends resulting from participation in profits	15,914	10,257	55.2%	An increase in investment yield from participating accounts

3.2 Explanation and analysis of significant events and their impacts and solutions

☐  Applicable             ☒  Not applicable

3.3	Undertakings were not implemented in due time during the reporting period

☒  Applicable             ☐  Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐  Applicable             ☒  Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 26 October 2017

4.	Appendix

4.1	Balance sheet as at 30 September 2017 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 30 September 2017 Group	As at 31 December 2016 Group	As at 30 September 2017 Company	As at 31 December 2016 Company
Assets
Cash fund	54,474	67,318	50,525	62,592
Financial assets at fair value through profit or loss	140,103	209,126	131,227	204,048
Securities purchased under agreements to resell	31,549	43,531	31,412	43,093
Interest receivables	57,258	55,929	56,966	55,758
Premiums receivables	26,743	13,421	26,743	13,421
Receivables from reinsurers	48	123	48	123
Unearned premium reserves receivable from reinsurers	400	125	400	125
Claim reserves receivable from reinsurers	80	103	80	103
Reserves for life insurance receivables from reinsurers	287	182	287	182
Reserves for long-term health insurance receivables from reinsurers	2,000	1,601	2,000	1,601
Other receivables	9,185	12,136	8,300	4,998
Loans	370,806	226,573	368,176	221,535
Term deposits	467,672	538,325	464,797	535,361
Available-for-sale financial assets	839,857	766,423	826,408	758,802
Held-to-maturity investments	680,121	594,730	679,455	594,054
Long-term equity investments	130,120	119,766	138,130	125,587
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	2,374	1,191	1,415	1,247
Constructions in progress	19,595	10,548	13,168	10,387
Fixed assets	18,824	19,356	18,344	18,858
Intangible assets	6,364	6,062	5,660	5,768
Other assets	4,320	4,037	4,185	3,986
Separate account assets	12	12	12	12

Total Assets	2,868,525	2,696,951	2,833,391	2,667,294

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.1 Balance sheet as at 30 September 2017 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 30 September 2017 Group	As at 31 December 2016 Group	As at 30 September 2017 Company	As at 31 December 2016 Company
LIABILITIES AND EQUITY
Liabilities
Short-term borrowings	781	731	—	—
Financial liabilities at fair value through profit or loss	3,066	2,031	—	—
Securities sold under agreements to repurchase	75,485	81,081	74,041	81,032
Premiums received in advance	3,934	35,252	3,934	35,252
Brokerage and commission payable	5,335	3,713	5,335	3,713
Reinsurance payable	1,167	436	1,167	436
Salary and welfare payable	5,407	7,888	4,674	7,120
Taxes payable	2,574	1,871	2,470	1,761
Claims payable	43,322	39,038	43,322	39,038
Policyholder dividends payable	85,908	87,725	85,908	87,725
Other payable	7,083	7,668	6,977	7,731
Policyholder deposits	230,901	195,694	230,901	195,694
Unearned premium reserves	19,085	10,492	19,085	10,492
Claim reserves	12,990	11,538	12,990	11,538
Reserves for life insurance	1,910,303	1,762,932	1,910,303	1,762,932
Reserves for long-term health insurance	80,071	63,024	80,071	63,024
Long-term borrowings	15,111	15,439	—	—
Bonds payable	10,000	37,998	10,000	37,998
Deferred tax liabilities	9,283	7,768	9,094	7,774
Other liabilities	19,645	16,972	12,961	11,436
Separate account liabilities	12	12	12	12

Total liabilities	2,541,463	2,389,303	2,513,245	2,364,708

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	55,081	55,007	54,424	54,350
Accumulated other comprehensive income	3,626	4,368	3,354	4,912
Surplus reserve	60,318	58,391	60,270	58,343
General reserve	27,310	27,241	26,954	26,954
Retained earnings	140,409	122,558	139,088	121,971

Attributable to equity holders of the Company	322,800	303,621

Non-controlling interests	4,262	4,027

Total equity	327,062	307,648	320,146	302,586

Total liabilities and equity	2,868,525	2,696,951	2,833,391	2,667,294

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.2 Income statement for the third quarter of 2017 (unaudited)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2017 Group	2016 Group	2017 Company	2016 Company
1. Operating income	547,652	456,448	545,087	454,802
Premiums earned	438,937	368,078	438,937	368,078
Premium income	449,992	376,304	449,992	376,304

Including: Reinsurance premium income	3	2	3	2

Less: Premiums ceded to reinsurers	(2,737)	(1,299)	(2,737)	(1,299)
Change in unearned premium reserves	(8,318)	(6,927)	(8,318)	(6,927)
Investment income	99,306	84,945	98,460	84,649

Including: Share of profit of associates and joint ventures	5,768	2,686	5,653	2,599

Fair value gains/(losses)	4,557	(1,491)	4,473	(1,478)
Foreign exchange gains/(losses)	9	598	(332)	283
Other operating income	4,843	4,318	3,549	3,270
2. Operating expenses	(514,986)	(438,868)	(513,863)	(438,523)
Surrenders	(85,651)	(63,384)	(85,651)	(63,384)
Claims expense	(162,180)	(160,970)	(162,180)	(160,970)
Less: claims recoverable from reinsurers	1,012	650	1,012	650
Increase in insurance contracts reserve	(165,836)	(130,760)	(165,836)	(130,760)
Less: Insurance reserves recoverable from reinsurers	481	440	481	440
Policyholder dividends resulting from participation in profits	(15,914)	(10,257)	(15,914)	(10,257)
Tax and surcharges	(501)	(866)	(475)	(815)
Underwriting and policy acquisition costs	(49,581)	(41,278)	(49,581)	(41,278)
Administrative expenses	(22,017)	(20,245)	(20,754)	(19,322)
Less: Expenses recoverable from reinsurers	548	89	548	89
Other operating expenses	(13,158)	(10,153)	(13,324)	(10,782)
Impairment losses	(2,189)	(2,134)	(2,189)	(2,134)

3. Operating profit	32,666	17,580	31,224	16,279

Add: Non-operating income	68	61	63	55
Less: Non-operating expenses	(171)	(209)	(168)	(209)

4. Net profit before income tax	32,563	17,432	31,119	16,125

Less: Income tax expenses	(5,346)	(3,511)	(5,097)	(3,262)

5. Net profit	27,217	13,921	26,022	12,863

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.2 Income statement for the third quarter of 2017 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the nine months ended 30 September		For the nine months ended 30 September
	2017 Group	2016 Group	2017 Company	2016 Company
6. Attributable to:
– equity holders of the Company	26,825	13,528
– non-controlling interests	392	393
7. Earnings per share
Basic earnings per share	RMB0.94	RMB0.47
Diluted earnings per share	RMB0.94	RMB0.47
8. Other Comprehensive income	(764)	(14,976)	(1,558)	(14,761)
Other comprehensive income attributable to equity holders of the Company (net of tax)	(742)	(14,994)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(742)	(14,994)	(1,558)	(14,761)
Fair value gains/(losses) on available-for-sale financial assets	(2,873)	(17,337)	(3,518)	(17,333)
Less: Amount transferred to net profit from other comprehensive income	1,748	(2,719)	1,746	(2,734)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	668	5,557	668	5,557
Share of other comprehensive income of associates and joint ventures under the equity method	32	(465)	(287)	(251)
Exchanges differences on translating foreign operations	(317)	(30)	(167)	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)	(22)	18

9. Total Comprehensive income	26,453	(1,055)	24,464	(1,898)

Attributable to equity holders of the Company	26,083	(1,466)
Attributable to non-controlling interests	370	411

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.2 Income statement for the third quarter of 2017 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 30 September		For the three months ended 30 September
	2017 Group	2016 Group	2017 Company	2016 Company
1. Operating income	146,228	115,784	145,098	115,200
Premiums earned	102,667	83,836	102,667	83,836
Premium income	104,025	83,843	104,025	83,843

Including: Reinsurance premium income	2	1	2	1

Less: Premiums ceded to reinsurers	(975)	(569)	(975)	(569)
Change in unearned premium reserves	(383)	562	(383)	562
Investment income	41,035	29,241	40,406	29,107

Including: Share of profit of associates and joint ventures	2,103	1,080	1,844	1,028

Fair value gains/(losses)	844	839	1,044	846
Foreign exchange gains/(losses)	51	194	(154)	111
Other operating income	1,631	1,674	1,135	1,300
2. Operating expenses	(129,537)	(111,537)	(129,148)	(111,517)
Surrenders	(12,632)	(8,296)	(12,632)	(8,296)
Claims expense	(38,284)	(47,316)	(38,284)	(47,316)
Less: claims recoverable from reinsurers	423	245	423	245
Increase in insurance contracts reserve	(46,481)	(29,263)	(46,481)	(29,263)
Less: Insurance reserves recoverable from reinsurers	138	246	138	246
Policyholder dividends resulting from participation in profits	(7,838)	(4,589)	(7,838)	(4,589)
Tax and surcharges	(131)	(94)	(125)	(90)
Underwriting and policy acquisition costs	(12,767)	(11,222)	(12,767)	(11,222)
Administrative expenses	(7,568)	(6,688)	(7,076)	(6,371)
Less: Expenses recoverable from reinsurers	240	31	240	31
Other operating expenses	(4,135)	(3,428)	(4,244)	(3,729)
Impairment losses	(502)	(1,163)	(502)	(1,163)

3. Operating profit	16,691	4,247	15,950	3,683

Add: Non-operating income	17	9	17	10
Less: Non-operating expenses	(74)	(52)	(74)	(52)

4. Net profit before income tax	16,634	4,204	15,893	3,641

Less: Income tax expenses	(1,909)	(930)	(1,836)	(844)

5. Net profit	14,725	3,274	14,057	2,797

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.2 Income statement for the third quarter of 2017 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 30 September		For the three months ended 30 September
		2017 Group	2016 Group	2017 Company	2016 Company
6.	Attributable to:
	– equity holders of the Company	14,583	3,133
	– non-controlling interests	142	141
7.	Earnings per share
	Basic earnings per share	RMB0.51	RMB0.11
	Diluted earnings per share	RMB0.51	RMB0.11
8.	Other Comprehensive income	(376)	2,921	(175)	2,879
	Other comprehensive income attributable to equity holder of the Company (net of tax)	(367)	2,889
	Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(367)	2,889	(175)	2,879
	Fair value gains/(losses) on available-for-sale financial assets	750	5,297	939	5,263
	Less: Amount transferred to net profit from other comprehensive income	(1,511)	(821)	(1,510)	(828)
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	521	(1,675)	521	(1,675)
	Share of other comprehensive income of associates and joint ventures under the equity method	(15)	120	(15)	119
	Exchanges differences on translating foreign operations	(112)	(32)	(110)	—
	Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—
	Other comprehensive income attributable to non-controlling interests (net of tax)	(9)	32

9.	Total Comprehensive income	14,349	6,195	13,882	5,676

	Attributable to equity holders of the Company	14,216	6,022
	Attributable to non-controlling interests	133	173

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.3 Cash flow statement for the third quarter of 2017 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2017 Group	2016 Group	2017 Company	2016 Company
1.	Cash flows from operating activities
	Premiums received	405,749	333,487	405,749	333,487
	Net increase in policyholder deposits	35,751	105,969	35,751	105,969
	Net cash received from financial assets at fair value through profit or loss	80,879	—	81,654	—
	Net cash received from financial liabilities at fair value through profit or loss	1,356	—	—	—
	Cash received from other operating activities	5,205	4,368	3,670	3,148

	Sub-total of cash inflows from operating activities	528,940	443,824	526,824	442,604

	Cash paid for claims	(243,538)	(217,156)	(243,538)	(217,156)
	Net cash paid for reinsurance business	(371)	(141)	(371)	(141)
	Cash paid for brokerage and commission fees	(47,959)	(40,373)	(47,959)	(40,373)
	Cash paid for policyholder dividends	(16,819)	(14,703)	(16,819)	(14,703)
	Cash paid to and for employees	(14,012)	(12,231)	(13,336)	(11,650)
	Net cash paid for financial assets at fair value through profit or loss	—	(125,455)	—	(125,566)
	Net cash paid for financial liabilities at fair value through profit or loss	—	(67)	—	—
	Cash paid for taxes and surcharges	(6,205)	(10,721)	(5,633)	(10,255)
	Cash paid for other operating activities	(20,247)	(11,249)	(19,765)	(12,257)

	Sub-total of cash outflows from operating activities	(349,151)	(432,096)	(347,421)	(432,101)

	Net cash flows from operating activities	179,789	11,728	179,403	10,503

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.3 Cash flow statement for the third quarter of 2017 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended		For the nine months ended
		30 September		30 September
		2017	2016	2017	2016
		Group	Group	Company	Company
2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	676,688	442,771	658,984	439,468
	Cash received from investment income	94,099	72,568	90,845	70,742
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	823	168	823	168
	Net cash received from securities purchased under agreements to resell	11,982	3,938	11,681	4,358
	Net cash received from the disposal of subsidiaries and other business units	—	—	92	—

	Sub-total of cash inflows from investing activities	783,592	519,445	762,425	514,736

	Cash paid for investments	(915,924)	(560,413)	(894,291)	(542,326)
	Net increase in policy loans	(8,753)	(4,571)	(8,753)	(4,571)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(6,726)	(2,460)	(5,299)	(2,300)
	Cash paid for other investing activities	(399)	—	—	—

	Sub-total of cash outflows from investing activities	(931,802)	(567,444)	(908,343)	(549,197)

	Net cash flows from investing activities	(148,210)	(47,999)	(145,918)	(34,461)

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department

4.3 Cash flow statement for the third quarter of 2016 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months ended 30 September		For the nine months ended 30 September
		2017 Group	2016 Group	2017 Company	2016 Company
3.	Cash flows from financing activities
	Cash received from investment	1,126	554	—	—
	Including: Cash received from the investment of non-controlling interests by subsidiaries	1,126	554
	Cash received from borrowings	149	12,610	—	—
	Net cash received from securities sold under agreements to repurchase	—	31,755	—	32,420

	Sub-total of cash inflows from financing activities	1,275	44,919	—	32,420

	Cash repaid to lenders	(28,000)	—	(28,000)	—
	Net cash paid for securities sold under agreements to repurchase	(5,596)	—	(6,991)	—
	Cash paid for dividends and interests	(12,162)	(14,432)	(10,582)	(14,235)

	Sub-total of cash outflows from financing activities	(45,758)	(14,432)	(45,573)	(14,235)

	Net cash flows from financing activities	(44,483)	30,487	(45,573)	18,185

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	(4)	239	14	234

5.	Net increase/(decrease) in cash and cash equivalents	(12,908)	(5,545)	(12,074)	(5,539)

	Add: Opening balance of cash and cash equivalents	67,046	76,096	62,606	74,750

6.	Closing balance of cash and cash equivalents	54,138	70,551	50,532	69,211

Yang Mingsheng Chairman	Zhao Lijun Vice President in charge of Accounting Affairs	Li Mingguang Chief Actuary	Zheng Zhiwu Head of Accounting Department